UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
October 25, 2012
Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Introduction
This report filed on Form 6-K contains certain information about Credit Suisse AG to be incorporated by reference in the Registration Statement on Form F-3 (file no. 333-180300). Credit Suisse Group AG’s financial release for the third quarter of 2012 (Credit Suisse Financial Release 3Q12) is attached as an exhibit to this Form 6-K and was filed with the US Securities and Exchange Commission (SEC) on October 25, 2012. The Bank is incorporating by reference the Credit Suisse Financial Release 3Q12 (except for the sections entitled “Dear shareholders”, “Investor information” and “Financial calendar and contacts”). On or about November 6, 2012, Credit Suisse will publish and file with the SEC the Financial Report 3Q12, which will include additional disclosures on (i) fair value of financial instruments, (ii) loans, allowance for loan losses and credit quality, (iii) derivatives and hedging activities, (iv) investment securities, (v) guarantees and commitments, (vi) assets pledged or assigned, (vii) transfers of financial assets and variable interest entities, and (viii) tax.

Unless the context otherwise requires, reference herein to “Credit Suisse Group”, “Credit Suisse”, “the Group”, “we”, “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

The Bank, a Swiss bank and joint stock corporation established under Swiss law, is a wholly-owned subsidiary of the Group. The Bank’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.

References herein to “CHF” are to Swiss francs.
The Credit Suisse Financial Release 3Q12 contains information for the three and nine months ended September 30, 2012. The Group's independent registered public accounting firm has not completed its review of the condensed consolidated financial statements (unaudited) for the three and nine months ended September 30, 2012 and the Group has not finalized its Financial Report for the period. Accordingly, such financial information is subject to completion of quarter-end procedures which may result in changes to that information.

Forward-Looking Statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future the Group, the Bank and others on their behalf may make statements that constitute forward-looking statements.

When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Group’s and the Bank’s annual report on Form 20-F for the year ended December 31, 2011 (the Credit Suisse 2011 20-F), and subsequent annual reports on Form 20-F filed by the Group and the Bank with the SEC and the Group’s and the Bank’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Key information
Selected financial data

Selected operations statement information

in	3Q12	3Q11	% change	9M12	9M11	% change

Statements of operations (CHF million)

Net revenues	5,786	6,363	(9)	17,847	21,002	(15)

Provision for credit losses	19	63	(70)	51	42	21

Compensation and benefits	3,044	3,001	1	9,735	10,070	(3)

General and administrative expenses	1,846	2,214	(17)	5,166	5,529	(7)

Commission expenses	424	480	(12)	1,308	1,494	(12)

Total other operating expenses	2,270	2,694	(16)	6,474	7,023	(8)

Total operating expenses	5,314	5,695	(7)	16,209	17,093	(5)

Income before taxes	453	605	(25)	1,587	3,867	(59)

Income tax expense	101	221	(54)	378	923	(59)

Net income	352	384	(8)	1,209	2,944	(59)

Net income attributable to noncontrolling interests	(683)	(141)	384	(395)	858	–

Net income attributable to shareholders	1,035	525	97	1,604	2,086	(23)

Selected balance sheet information

end of	3Q12	4Q11	% change

Balance sheet statistics (CHF million)

Total assets	1,007,482	1,034,787	(3)

Share capital	4,400	4,400	0

For additional information on the condensed consolidating statements of operations for the three and nine months ended September 30, 2012 and 2011 and the condensed consolidating balance sheets as of September 30, 2012 and December 31, 2011, refer to Note 29 – Subsidiary guarantee information in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Release 3Q12. For a detailed description of factors that affect the results of operations of the Bank, refer to II – Operating and financial review – Operating environment in the Credit Suisse 2011 20-F and I – Credit Suisse results – Operating environment in the Credit Suisse Financial Release 3Q12.

BIS statistics (Basel II.5)

end of	3Q12	4Q11	% change

Capital (CHF million)

Tier 1 capital	39,263	35,098	12

of which hybrid instruments	8,897	10,888	(18)

Total BIS eligible capital	47,224	48,390	(2)

Capital ratios (%)

Tier 1 ratio	17.5	15.1	–

Total capital ratio	21.1	20.8	–

Operating and financial review and prospects
Except where noted, the business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Private Banking, Investment Banking and Asset Management segments. These segment results are included in Core Results. Certain other assets, liabilities and results of operations are managed as part of the activities of the three segments, however, since they are legally owned by the Group, they are not included in the Bank’s consolidated financial statements. These relate principally to the activities of Neue Aargauer Bank and BANK-now, which are managed as part of Private Banking. Core Results also includes certain Group corporate center activities that are not applicable to the Bank.

These operations and activities vary from period to period and give rise to differences between the Bank’s consolidated assets, liabilities, revenues and expenses, including pensions and taxes, and those of the Group.

Differences between the Group and the Bank businesses

Entity	Principal business activity

Neue Aargauer Bank	Banking (in the Swiss canton of Aargau)

BANK-now	Private credit and car leasing (in Switzerland)

Financing vehicles of the Group	Special purpose vehicles for various funding activities of the Group, including for purposes of raising consolidated capital

Credit Suisse AG merged with Clariden Leu on April 2, 2012, assuming all of its rights and obligations. The process of integrating all the business activities of Clariden Leu was completed in 3Q12.

Comparison of selected operations statement information

	Bank		Group

in	3Q12	3Q11	3Q12	3Q11

Statements of operations (CHF million)

Net revenues	5,786	6,363	5,844	6,689

Total operating expenses	5,314	5,695	5,383	5,761

Income before taxes	453	605	420	844

Net income	352	384	319	512

Net income attributable to shareholders	1,035	525	254	683

Comparison of selected operations statement information

	Bank		Group

in	9M12	9M11	9M12	9M11

Statements of operations (CHF million)

Net revenues	17,847	21,002	18,166	21,737

Total operating expenses	16,209	17,093	16,317	17,197

Income before taxes	1,587	3,867	1,749	4,450

Net income	1,209	2,944	1,353	3,382

Net income attributable to shareholders	1,604	2,086	1,086	2,590

Comparison of selected balance sheet information

	Bank		Group

end of	3Q12	4Q11	3Q12	4Q11

Balance sheet statistics (CHF million)

Total assets	1,007,482	1,034,787	1,023,292	1,049,165

Total liabilities	964,619	996,436	980,459	1,008,080

For information on the operating and financial review and prospects of the Bank, refer to I – Credit Suisse results on pages 6 to 38. This section is included in the Credit Suisse Financial Release 3Q12.

Treasury and Risk Management
For information on the Bank’s treasury and risk management, refer to II – Treasury, risk, balance sheet and off-balance sheet on pages 40 to 62 of the Credit Suisse Financial Release 3Q12.
Exhibits
No. Description

99.1 Credit Suisse Financial Release 3Q12

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE AG
(Registrant)

Date: October 25, 2012

By:
/s/ Brady W. Dougan
Brady W. Dougan
Chief Executive Officer

By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer